[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

March 18, 2020

Deborah L. O'Neal

Division of Investment Management
Securities and Exchange Commission
Washington, D.C., 20549

Re:  BlackRock Capital Investment Corporation (the “Company”)
        Preliminary Proxy Statements filed on March 6, 2020
        (the “Proxy Statements”)

Dear Ms. O'Neal:

We are in receipt of the comment provided by you on March 17, 2020 regarding the Proxy Statements.

The Company has considered the comment and has authorized us to make on its behalf the response discussed below.

1.In a comment response letter, please confirm to the staff that all information required by Item 22(b) of Schedule 14A has been disclosed.

The Company confirms that all information required by Item 22(b) of Schedule 14A has been disclosed in the Proxy Statements.

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If you have additional questions, please call Michael Hoffman at 212-735-3406 or Kenneth Burdon at 617-573-4836.

Very truly yours,

/s/ Kenneth Burdon

Kenneth Burdon